

September 14, 2010

Mr. Brian D. Clewes
Secretary, Treasurer and Chief Financial Officer
Carthew Bay Technologies, Inc.
Brookfield Place, 181 Bay Street, Suite 2500
Toronto, ON Canada M5J 2T7

      Re: **Carthew Bay Technologies, Inc.**
                    Form 20-F for the fiscal year ended December 31, 2009
                    Filed June 28, 2010
                    File No. 000-31481

Dear Mr. Clewes:

We have reviewed your response dated September 7, 2010 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F/A for the fiscal year ended December 31, 2009

Signatures, page 67

1.   Your Forms 20-F/A for both December 31, 2009 and December 31, 2008 were
        filed on September 7, 2010; however, the signatures were dated September 10,
        2010. In future filings please ensure that the signatures for Form 20-F are dated
        no later than the date your document is filed in EDGAR.

Item 19. Exhibits

Exhibit 12

2.   We note that the certifications provided pursuant to Exhibit 12 of Item 19 of Form
        20-F refer to your business as a "small business issuer." The "small business
        issuer" language has been superseded. Please amend the Form 20-F as of
        December 31, 2009 to provide currently dated certifications exactly as specified
        in Instruction 12 of Item 19 of Form 20-F.

3.   As a related matter, the certifications provided pursuant to Exhibit 12 of Item 19
        of Form 20-F as presented in the Form 20-F/A for the fiscal year ended December
        31, 2008 (filed September 7, 2010) include a reference to the wrong year-end in
        the first paragraph. Accordingly, please also amend the Form 20-F as of
        December 31, 2008 to provide currently dated certifications exactly as specified
        in Instruction 12 of Item 19 of Form 20-F. Please note that a reference to the
        year-end in the first paragraph is not required.

Exhibit 13

4.   Your filing does not appear to include certifications under Section 906 of the
        Sarbanes-Oxley Act. Please amend to provide currently dated certifications
        pursuant to Exhibit 13 of Item 19 of Form 20-F. Refer also to Exchange Act Rule
        13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
        This comment also applies to the Form 20-F/A as of December 31, 2008.

You may contact Leigh Ann Schultz at (202) 551-3628 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3676.

Sincerely,

for

Brian Cascio
Accounting Branch Chief